Filed Pursuant to Rule 424(c)
Registration Number 333-90556

SUPPLEMENTAL PROSPECTUS NO. 2
to the Supplemental Prospectus dated October 4, 2002
and the Prospectus and Consent Solicitation Statement
dated September 12, 2002

HAWK
Corporation

Offer to Exchange
$1,025.63 of 12% Senior Notes due 2006 of Hawk Corporation,
of which $25.63 in principal amount constituted a consent payment,
for each $1,000 principal amount of outstanding 10 1/4% Senior Notes due 2003
(CUSIP Nos. 420089AA2 and 420089AC8) of Hawk Corporation, and solicitation of
consents to amend the indenture for the 10 1/4% Senior Notes due 2003

This supplemental prospectus no. 2 supplements the prospectus and consent solicitation statement dated September 12, 2002 (the "original prospectus"), and the supplemental prospectus dated October 4, 2002 (the "supplemental prospectus no. 1"). This supplemental prospectus should be read in conjunction with, may not be delivered or utilized without, and is qualified by reference to, the original prospectus and the supplemental prospectus no. 1, except to the extent that the information contained herein supersedes the information contained in the original prospectus and supplemental prospectus no. 1.

In accordance with the provisions of the indenture for our 12% Senior Notes due 2006 (the "new notes"), we are required to pay an additional amount of interest on the new notes if our Consolidated Leverage Ratio exceeds 4.00 to 1.00 as of specified test dates. The first test date was December 31, 2002. As of that date, our Consolidated Leverage Ratio was 4.90 to 1.00. Under the provisions of the indenture, each holder of record of our new notes as of March 16, 2003 is entitled to receive an amount of additional interest on the principal amount of the new notes held by such holder from October 23, 2002 through December 31, 2002 at the rate of 1.00% per annum. The aggregate amount of this additional interest payment is $124,778.11. We will pay this additional interest in the form of new notes (the "additional PIK notes"). The additional PIK notes will be identical in all respects to the new notes on which we pay the additional interest and will be dated as of January 1, 2003. The additional PIK notes will be issued on or prior to April 10, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this supplemental prospectus no. 2, supplemental prospectus no. 1 or the original prospectus is adequate or accurate. Any representation to the contrary is a criminal offense.

The date of this Supplemental Prospectus No. 2 is March 31, 2003.